Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2012, 2011, 2010, 2009, and 2008 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2012	2011	2010	2009	2008
Earnings:
Profit from operations before taxes and share of results of associates	10,527	9,192	7,161	7,150	3,740
Add: Fixed charges (below)	2,361	3,702	4,313	5,014	1,965
Less: Interest capitalized (below)	57	110	35	4	—

Total earnings	12,831	12,784	11,439	12,160	5,705

Fixed charges:
Interest expense and similar charges	2,008	3,216	3,848	4,394	1,761
Accretion expense	209	286	351	526	127
Interest capitalized	57	110	35	4	—
Estimated interest portion of rental expense	87	90	79	90	77

Total fixed charges	2,361	3,702	4,313	5,014	1,965

Ratio of earnings to fixed charges	5.43	3.45	2.65	2.43	2.90

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by the company as representative of the interest factor attributable to such rent expense.

The Parent Guarantor did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.